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                     [Richards, Layton & Finger Letterhead]



                                                  April 20, 1999



VIA HAND DELIVERY

Joseph A. Rosenthal, Esq.
Rosenthal, Monhait, Gross & Goddess, P.A.
Suite 1401, Mellon Bank Center
P.O. Box 1070
Wilmington, DE 19899-1070

Re: Henner v. Sheridan Healthcare, Inc., et al., Del. Ch., C.A. No. 17067-NC
    Betz v. Sheridan Healthcare, Inc., et al., Del. Ch., C.A. No. 17078-NC Schoenfield v. Sheridan Healthcare, Inc., et al., Del. Ch.,
    C.A. No. 17080-NC

Dear Mr. Rosenthal:

                  As we have discussed, this Memorandum of Understanding constitutes the agreement of the parties with respect to settlement and dismissal with prejudice of the above-referenced actions.

                           Memorandum of Understanding

                  1. There are now pending in the Court of Chancery, County of New Castle, State of Delaware (the "Court"), three purported shareholder class actions styled Henner v. Sheridan Healthcare, Inc., et al., Del. Ch., C.A. No. 17067-NC; Betz v. Sheridan Healthcare, Inc., et al., Del. Ch., C.A. No. 17078-NC, and Schoenfield v. Sheridan Healthcare, Inc., et al., Del. Ch., C.A. No. 17080-NC (collectively, the "Actions").

                  2. The Actions challenge certain actions allegedly taken or not taken by Sheridan Healthcare, Inc. ("Sheridan" or the "Company"), directors of Sheridan, and Vestar Capital Partners, Inc. ("Vestar") in connection with the Agreement and Plan of Merger dated as of March 24, 1999 (the "Merger Agreement") providing for the offer by Vestar/Sheridan, Inc. ("Purchaser" or "Vestar/ Sheridan"), to purchase all of the outstanding shares of common stock of the Company, and the subsequent merger (the "Merger") of Purchaser into Sheridan, under which Sheridan would become a wholly-owned subsidiary of Vestar/Sheridan Holdings, Inc. ("Parent").
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Joseph A. Rosenthal, Esq.
April 20, 1999
Page 2



                  3. Following extensive discussions and arm's length negotiations among counsel for the parties to the Actions, the parties reached an agreement in principle to settle the Actions and dismiss the Actions with prejudice (the "Settlement"). The principal terms of the Settlement are as follows:
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Joseph A. Rosenthal, Esq.
April 20, 1999
Page 3



                  A. Parent, Purchaser and the Company will amend the Merger Agreement to reduce the Termination Fee from $6,400,000 to $5,000,000.

                  B. Purchaser and Parent will disclose additional information in a supplement to the following Offer to Purchase regarding the reasons for the reduction of the consideration paid in the Merger following Vestar's due diligence.

                  C. The Company will promptly issue a press release announcing the reduction in the Termination Fee set forth in P. 3(A).

                  D. The parties to the Action will attempt in good faith to agree upon and execute an appropriate Stipulation of Settlement (the "Stipulation"), which will expressly provide, inter alia, for the certification of a stockholder class for settlement purposes under Chancery Court Rules 23(b)(1) and/or (b)(2) of a class of all holders of common stock or Class A common stock of the Company from and after March 26, 1999 including any and all of their respective successors in interest, predecessors, representatives, trustees, executors, administrators, heirs, assigns or transferees, immediate and remote, and any person or entity acting for or on behalf of, or claiming under any of them, and each of them, and excluding the defendants in the Actions and all persons or entities related to or affiliated with the defendants (the "Certification").

                  E. Upon final Court approval of the Certification and of the Settlement, plaintiffs' counsel will petition the court for an award of attorneys fees and expenses, which will be paid by the Company. Plaintiffs' counsel has agreed to submit a request for, and the defendants have agreed not to oppose, a request for court approval of not more than $320,000 in attorneys fees, inclusive of all expenses.

                  F. The deadline for defendants to answer or otherwise move with respect to plaintiffs' Complaints in each of the Actions has been extended without date pending the parties' joint submission to the Court as soon as practicable of a stipulation dismissing the Actions with prejudice according to the terms set forth herein.

                  G. The consummation of the Settlement is subject to: (a) the drafting and execution of the Stipulation; (b) the completion by plaintiffs of appropriate discovery in the Actions reasonably satisfactory to plaintiffs' counsel as has been discussed between counsel for the parties; (c) successful consummation of the Merger; and (d) final Court approval (as defined below) of the Settlement and dismissal of the Actions with prejudice and without awarding costs to any party (except as provided in subparagraph D above). As used herein, "final Court approval" of the Settlement means that the Court of Chancery has entered an order approving the Settlement and
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Joseph A. Rosenthal, Esq.
April 20, 1999
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that such order is finally affirmed on appeal or is no longer subject to appeal.
The Memorandum of Understanding shall be null and void and of no force and effect should any of these conditions not be met and, in that event, this Memorandum of Understanding shall neither be deemed to prejudice in any way the positions of the parties with respect to the Actions nor entitle any party to recover any costs or expenses incurred in connection with the implementation of the Memorandum of Understanding.

                  Counsel for the parties have reached this Settlement on the terms and subject to the conditions set forth herein, on behalf of defendants and plaintiffs, and the purported class of persons on behalf of whom plaintiffs have brought the Actions.


Dated:  April 20, 1999
                                   ROSENTHAL, MONHAIT, GROSS &
                                   GODDESS, P.A.


                                   By /s/ Joseph A. Rosenthal
                                     --------------------------------------
                                        Joseph A. Rosenthal
                                        Suite 1401, Mellon Bank Center
                                        P.O. Box 1070
                                        Wilmington, DE  19899-1070
                                        (302) 656-4433
                                        Attorneys for Plaintiffs Stanley Henner,
                                        Robert Betz and Bob Schoenfield




                                   RICHARDS, LAYTON & FINGER


                                   By /s/ Jesse A. Finkelstein
                                     --------------------------------------
                                        Jesse A. Finkelstein
                                        One Rodney Square
                                        P.O. Box 551
                                        Wilmington, DE  19899
                                        (302) 658-6541
                                        Attorneys for Defendant Vestar Capital
                                        Partners, Inc.
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Joseph A. Rosenthal, Esq.
April 20, 1999
Page 5



By /s/ A. Gilchrist Sparks, III
   --------------------------------------
     A. Gilchrist Sparks, III
     1201 Market Street
     P.O. Box 1347
     Wilmington, DE 19899
     (302) 658-9200
     Attorneys for Defendants
     Sheridan Healthcare, Inc.,
     Mitchell Eisenberg, Lewis Gold,
     Henry E. Golembesky, Jamie
     Hopping, Neil A. Natkow